11018692

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section RECEIVED MAR 01 2011 Wash., DC 200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67043

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Client Name: BATS Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 Marshall Drive, Suite 120
(No. and Street)

Lenexa (City) KS (State) 66214-1585 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Perrigo 913-815-7137
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

1000 Walnut, Suite 1000 (Address) Kansas City, (City) MO (State) 64106 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Craig Perrigo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BATS Trading, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03/27/2012
#1022195

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BATS TRADING, INC.

Financial Statements and Schedules

(With Report of Independent Registered Public Accounting Firm Thereon)

December 31, 2010

Table of Contents

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
BATS Trading, Inc.:

We have audited the accompanying statement of financial condition of BATS Trading, Inc. as of December 31, 2010, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of BATS Trading, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As described in note 3 to the accompanying financial statements of BATS Trading, Inc., retained deficit as of December 31, 2009 has been restated to correct misstatements from the Company's previously issued financial statements, which were audited by other auditors.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2011

BATS TRADING, INC.

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$ 31,074,569
Receivables:	
Due from related parties	6,178,694
Income tax receivable	437,228
Other	29,314
Total receivables	6,645,236
Securities owned, at fair value	9,999,000
Deferred income taxes	236,423
Other assets	29,800
Total assets	$ 47,985,028

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 8,318,371
Accounts payable and accrued expenses to affiliated broker dealers	1,957,602
Total liabilities	10,275,973
Commitments and contingencies (note 8)	
Stockholder's equity:	
Common stock – $0.01 par value. Authorized 1,000 Shares; issued and outstanding 100 shares	1
Additional paid-in capital	35,852,606
Retained earnings	1,856,448
Total stockholder's equity	37,709,055
Total liabilities and stockholder's equity	$ 47,985,028

See accompanying notes to financial statements.

BATS TRADING, INC.

Statement of Income

Year ended December 31, 2010

Revenues:		
Routing fees from affiliates	$	88,277,580
Operating expenses:		
Clearing and execution fees, including $24,829,080 to affiliated broker dealers		81,717,170
General and administrative		724,963
Compensation and benefits		333,596
Telecommunications and data		1,013,303
Legal and professional		328,525
Occupancy		41,855
Total operating expenses		84,159,412
Other income (expense):		
Interest income		50,044
Other expenses		(94,237)
Other expenses, net		(44,193)
Income before provision for income taxes		4,073,975
Provision for income taxes		1,735,809
Net income	$	2,338,166

See accompanying notes to financial statements.

BATS TRADING, INC.

Statement of Stockholder's Equity

Year ended December 31, 2010

	Common stock		Additional	Retained earnings	Total stockholder's
	Shares	Amount	paid-in capital	(deficit)	equity
Balance at December 31, 2009, as restated (note 3)	100	$ 1	$ 36,898,782	$ (402,343)	$ 36,496,440
Distributions to Parent	—	—	(1,046,176)	(79,375)	(1,125,551)
Net income	—	—	—	2,338,166	2,338,166
Balance at December 31, 2010	100	$ 1	$ 35,852,606	$ 1,856,448	$ 37,709,055

See accompanying notes to financial statements.

BATS TRADING, INC.

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net income	$	2,338,166
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		261,104
Changes in assets and liabilities:		
Receivables		900,260
Securities owned		14,999,700
Other assets		993
Accounts payable and accrued expenses		2,480,777
Net cash provided by operating activities		20,981,000
Increase in cash and cash equivalents		20,981,000
Cash and cash equivalents:		
Beginning of year		10,093,569
End of year	$	31,074,569
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	1,834,687
Noncash distribution of accounts receivable to Parent		1,125,551

See accompanying notes to financial statements.

(1) Nature of Business

BATS Trading, Inc. (the Company or BATS) is registered with the U.S. Securities and Exchange Commission (SEC) as a securities broker dealer. The main function of BATS is to route orders to other market centers on behalf of BATS Exchange, Inc. (BATS Exchange) and BATS Y-Exchange, Inc. (together, the Exchanges or Affiliates), which operate as national stock and option exchanges. BATS and the Exchanges are wholly-owned by BATS Global Markets, Inc. (the Parent).

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The financial statements are presented in conformity with generally accepted accounting principles in the United States (GAAP) as established by the Financial Accounting Standards Board (FASB). References to GAAP in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Current market conditions increase the risks and complexities of the judgments in these estimates.

(c) Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors the institutions and believes that the potential for future loss is minimal.

(d) Receivables

Receivables are carried at cost and primarily represent amounts due from related parties.

(e) Securities Owned

Securities owned are recorded at fair value. Realized and unrealized gains and losses are included in interest income. Securities owned as of December 31, 2010 consist of U.S. Treasury bills.

(f) Income Taxes

The Company is included in the consolidated federal tax return filed by the Parent. The provision for income taxes is based on income reported for financial statement purposes. Current taxes and uncertain tax positions are calculated on a separate return basis utilizing currently enacted tax laws and rates.

(Continued)

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefits recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the provision for income taxes within the statement of income.

(g) Revenue Recognition

Routing fee revenue, consisting of fees earned on any share that is routed out to another market center on behalf of the Exchanges, is recognized on a trade date basis. Pursuant to ASC 605-45, *Revenue Recognition: Principal Agent Considerations*, routing fee revenue and the corresponding clearing and execution fees are recorded on a gross basis in revenues and expenses, as the Company is considered the primary obligor.

The Company is assessed regulatory transaction fees by other market centers. Regulatory transaction fees are collected from customers by Exchanges on behalf of the Company. The Company acts as the agent versus the principal on these transactions, and therefore these transactions are reported net in the statement of income.

(Continued)

(3) Restatement

Subsequent to the issuance of the December 31, 2009 financial statements, the Company determined its statement of financial condition, statement of income, statement of stockholder's equity, and statement of cash flows contained certain errors related to the accounting for market data revenue, stock-based compensation, membership fees, and income taxes. Each accounting matter is discussed and quantified below. These adjustments are included within the table below to provide a reconciliation between the December 31, 2009 financial statements previously issued and the restated financial statements.

	Additional paid-in capital	Retained deficit	Net income
As previously reported	$ 38,829,907	(2,020,775)	5,773,939
Market data revenue	—	—	(1,223,269)
Stock-based compensation	(3,170,698)	3,170,698	—
Membership fees	—	192,669	(70,131)
Income taxes	1,239,573	(1,744,935)	(1,474,403)
As restated	$ 36,898,782	(402,343)	3,006,136

(a) Market data revenue

The Company restated its financial statements to correct an error in market data revenue during 2009 that related to the year ended December 31, 2008. Subsequent to the commencement of operations by BATS Exchange in 2008, market data revenue is no longer recognized by the Company.

(b) Stock-based compensation

The Company restated its financial statements to correct a misapplication of accounting principles related to stock-based compensation. Previously issued financial statements estimated the compensation expense for stock-based compensation granted prior to the transfer of the Company's employees to an affiliate in November 2008 based on the intrinsic value method. The restated financial statements estimated all compensation expense for all stock-based compensation awards based on the grant-date fair value method. Subsequent to the transfer of employees, the Company no longer incurred stock-based compensation expense.

(c) Membership fees

The Company restated its financial statements to correct errors in the accounting for Financial Industry Regulatory Authority (FINRA) membership fees previously recognized in the incorrect period.

(d) Income taxes

Upon transfer of the Company's employees and property and equipment to an affiliate in November 2008, and in connection with the Company's tax sharing agreement with the Parent, the Company distributed its deferred tax asset, for which the Company had recorded a full valuation allowance, related to stock-based compensation and its deferred tax liability related to property and equipment to the Parent during 2008. The distribution was incorrectly recorded in 2009 subsequent to the

(Continued)

release of its valuation allowance on deferred tax assets. The Company restated its financial statements to record the distribution in 2008. As a result, the distribution increased additional paid-in capital by $1,239,573 and reduced income tax benefit by $1,239,573 for the year ended December 31, 2009. As the Company was in a retained deficit position at the time of the distribution, the reduction in distribution was recorded as an increase to additional paid-in capital.

The Company restated its financial statements to correct an understatement of uncertain tax positions taken during 2008, including accrued interest and penalties that were previously not recorded in the financial statements. This resulted in an increase to accounts payable and accrued expenses of $516,256 for the year ended December 31, 2009, which included $139,768 of interest and penalties recognized during the year ended December 31, 2009.

During the year ended December 31, 2009, the Company released its full valuation allowance on deferred taxes. As a result of the restatements noted above, the deferred tax assets, primarily related to net operating losses, and the corresponding valuation allowance were reduced in 2008 by $608,442, which resulted in a reduction in the income tax benefit during the year ended December 31, 2009 upon release of the valuation allowance.

As a result of the other restatement adjustments noted above, the provision for income taxes decreased by $513,380 during the year ended December 31, 2009 and current taxes payable decreased by $105,956 as of December 31, 2008.

(4) Fair Value Measurements

The Company has adopted ASC 820, *Fair Value Measurements and Disclosures*, (ASC 820). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under ASC 820 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant

management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Securities owned as of December 31, 2010 consist of U.S. Treasury bills. These securities are valued by obtaining feeds from a number of live data sources including active market markers and inter-dealer brokers.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2010:

		Fair value measurements using		
Description	**Total**	**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**
Securities owned:				
U.S. Treasury bills	$ 9,999,000	$ 9,999,000	$ —	$ —
Total	$ 9,999,000	$ 9,999,000	$ —	$ —

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The SEC's requirement also provides that equity capital may not be withdrawn or cash dividend paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in SEC Rule 15c3-1, which, as of December 31, 2010, requires the Company to maintain net capital equal to greater of 6-2/3% of aggregate indebtedness items, as defined, or $100,000. At December 31, 2010, the Company had net capital of $30,747,596, which was $30,062,531 in excess of its required net capital of $685,065. The ratio of aggregate indebtedness to net capital is 0.33 to 1.

(6) Related Party Transactions

The Company maintains brokerage accounts with a stockholder of the Parent. As of December 31, 2010, $39,850,480 in cash and cash equivalents and securities owned were held in such accounts.

Routing fee revenue consists of fees earned on any share that is routed out to another market center on behalf of the Exchanges. As a result, all routing revenues represent transactions with Affiliates.

The Company enters into clearing and execution fee transactions with affiliated broker dealers in the normal course of business. These affiliated broker dealers are stockholders of the Parent or affiliated with stockholders of the Parent.

The Company has entered into an Administrative Services and Support Agreement with BATS Exchange. Pursuant to the agreement, BATS Exchange provides certain administrative and support services, including

billing customers, to the Company for an administrative fee. Also, the Company pays employee costs to Exchange equal to 2% of actual salaries, bonuses, and other payroll related expenses incurred by BATS Exchange each month.

At December 31, 2010, a receivable balance of $6,178,694 was due from the Exchanges, of which $6,859,417 was for billings to customers performed by the Exchanges on behalf of the Company offset by $680,723 due to the Exchanges and from the Parent for services paid on behalf of the Company.

The following table presents the Company's allocation of expenses from BATS Exchange for the year ended December 31, 2010:

General and administrative	$	294,201
Compensation and benefits		333,596
Telecommunications and data		802,780
Legal and professional		324,442
Occupancy		41,855
	$	1,796,874

(7) Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2010:

Deferred tax assets:		
Start-up costs	$	39,833
Intangibles		64,819
Other		131,771
Total deferred tax assets	$	236,423

Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

At December 31, 2010, the Company had $376,488 of unrecognized tax benefits that, if recognized, would affect the effective tax rate. The Company accrued interest and penalties of $170,514 related to uncertain tax positions as of December 31, 2010. It is reasonably possible that the balance of unrecognized tax benefits could be reduced to zero within the next twelve months through the amendment of previously filed returns.

As of December 31, 2010, the Company had $437,228 in income taxes receivable recorded of which the balance is principally related to amounts due from affiliates for its share of federal and state income taxes. The Company's share of taxes is calculated based on the Company's tax sharing agreement with the Parent.

The Company files consolidated federal and state income tax returns with the Parent and separate company state tax returns in jurisdictions that do not permit the Company to file on a consolidated basis. With

limited exception, the Company is subject to examination by taxing authorities for its 2007 and subsequent tax years.

The provision for income taxes charged to income from continuing operations for the year ended December 31, 2010 consists of the following:

Current tax expense:		
Federal	$	979,157
State		495,548
Total current tax expense		1,474,705
Deferred income tax expense:		
Federal		271,850
State		(10,746)
Total deferred income tax expense		261,104
Total provision for income taxes	$	1,735,809

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the year ended December 31, 2010 due to the following:

Income tax expense at statutory tax rate	$	1,425,891
Increase (decrease) in income tax resulting from:		
State income taxes, net of federal benefit		311,475
Other		(1,557)
	$	1,735,809

(8) Commitments and Contingencies

The Company is subject to reviews and inspections by the SEC and FINRA. Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statements; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

(9) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2010 through February 28, 2011, which is the date the financial statements were issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ending December 31, 2010.

BATS TRADING, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2010

Total stockholder's equity	$ 37,709,055
Less nonallowable assets:	
Receivables	6,645,236
Other assets	316,223
Total nonallowable assets	6,961,459
Net capital before haircuts on securities positions	30,747,596
Less haircuts on securities	—
Net capital	30,747,596
Computation of standard net capital requirement:	
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $100,000)	685,065
Excess net capital	$ 30,062,531
Aggregate indebtedness	$ 10,275,973
Ratio of aggregate indebtedness to net capital	0.33 to 1

There were no material differences between the amounts presented in the computation of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A FOCUS Report as of December 31, 2010, as amended and filed on February 28, 2011.

See accompanying report of independent registered public accounting firm.

BATS TRADING, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2010

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

BATS TRADING, INC.

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2010

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
BATS Trading, Inc.:

In planning and performing our audit of the financial statements of BATS Trading, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 28, 2011.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we considered to be material weaknesses, as defined above.

The Company did not have sufficient controls in place to ensure that the initial selection and application of accounting policies for stock compensation were in conformity with U.S. generally accepted accounting principles. Additionally, the Company did not have a control in place that operated at a sufficient level of precision to ensure the timely evaluation and reporting of income taxes related to non-routine transactions. The Company proposes to implement control activities to properly account for stock compensation, and to ensure the timely evaluation and reporting of income taxes related to non-routine transactions. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 28, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the material weaknesses described in the preceding paragraph constituted a material inadequacy at December 31, 2010, pursuant to SEC Rule 17a-5(g)(3).

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011